UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Auditors Consent

Attached as Exhibit 23.1 to this report on Form 6-K is the Consent of Deloitte AB, independent registered accounting firm to Polestar, dated June 19, 2025.

The information contained in Exhibit 23.1 shall be deemed to be incorporated by reference into Polestar’s registration statements on Form F-3 (File Nos. 333-274918 and 333-266101), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Deloitte AB, independent registered accounting firm to Polestar Automotive Holding UK PLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 19, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer